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   Filed by Chevron Corporation Pursuant to Rule 425 under the Securities Act of
                             1933 and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                   Subject Company:  Texaco Inc.
                                                        Commission File No. 1-27

                                                         Date: November 21, 2000

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

     Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

     Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the

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interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                     * * *

[Letter to All Chevron Employees Dated November 21, 2000]
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Dear Fellow Employees:

While the rest of the world has been focused on the post-election drama in Florida, we've been making good progress with our Chevron Texaco merger integration planning activities. I'd like to update you on that progress.

The first joint (Chevron, Texaco, Caltex) integration team meetings were held last week in San Ramon. My Texaco counterpart, Pat Lynch, best summed things up: "This has been beyond my expectations about what we could accomplish in less than 48 hours."

I'd like to reiterate that the objective of the integration teams is to make recommendations that will enable us to create an organization to compete with the best in the industry and quickly obtain our $1.2 billion synergy goal.

At the same time -- and I'm repeating this because it's so important -- we need to maintain the high performance of our ongoing business during the transition period. I want to thank the many employees who have demonstrated their support for this important objective. Staying focused on our current strategies and on achieving our financial performance goals is critical to our success now and in the future.

Also remember, Chevron and Texaco remain competitors pending completion of the merger. Contact with Texaco should be restricted to normal business dealings and authorized merger integration activities, which are being conducted in a way to ensure compliance with antitrust laws.

In the last two weeks, we have:

 . Set up the Integration Management Office and our CPDEP project management structure, including outlining how decisions will be made over the next six months.

 .  Established the new team mentioned in my last letter: the People Integration
   Team, headed by Greg Matiuk (Chevron VP, Human Resources) and Janet Stoner (Texaco VP, Human Resources). This team will develop guidance on selection and severance processes, change management and critical employee-oriented activities.

 .  Established an e-mail address to receive employee questions and comments.

 .  Begun developing our data requirements to assess merger synergy opportunities.
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 .  Established team charters, outlining the roles and responsibilities for each integration team.

 . Held meetings with senior executives from all three companies to discuss post-merger business direction and high-level organization issues for upstream, downstream, power and midstream, technology and alternate energy, and HR.

 . Held separate Chevron and Texaco team leader kickoff meetings to talk about team organization and processes.

At the report out on Friday after the first joint integration team meetings I mentioned earlier, the leader of each team provided an overview of their work plans, structures, possible areas of synergy and issues and challenges they face, particularly surrounding data collection and cross-functional interdependencies.

Dave O'Reilly also addressed the group. He explained that the aggressive work schedule would help minimize periods of uncertainty for employees of all three companies and ensure that integration planning would be completed when the U.S. Federal Trade Commission completes its regulatory process.

Thank you again for your comments and support. I'll continue to keep you updated on our progress at least every other week, with additional updates as we're ready to announce significant decisions.

John Watson


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